Exhibit 99.1

Pinduoduo Announces Second Quarter 2021 Unaudited Financial Results

SHANGHAI, CHINA, August 24, 2021 (GLOBE NEWSWIRE) – Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture and interactive commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total revenues in the quarter were RMB23,046.2 million (US$[1]3,569.4 million), an increase of 89% from RMB12,193.3 million in the same quarter of 2020.

•	Average monthly active users[2] in the quarter was 738.5 million, an increase of 30% from 568.8 million in the same quarter of 2020.

•	Active buyers[3] in the twelve-month period ended June 30, 2021 was 849.9 million, an increase of 24% from 683.2 million in the twelve-month period ended June 30, 2020.

•	Operating profit in the quarter was RMB1,997.5 million (US$309.4 million), compared with operating loss of RMB1,639.6 million in the same quarter of 2020. Non-GAAP[4] operating profit in the quarter was RMB3,185.2 million (US$493.3 million), compared with non-GAAP operating loss of RMB725.1 million in the same quarter of 2020.

•	Net income attributable to ordinary shareholders in the quarter was RMB2,414.6 million (US$374.0 million), compared with net loss of RMB899.3 million in the same quarter of 2020. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB4,125.3 million (US$638.9 million), compared with non-GAAP net loss of RMB77.2 million in the same quarter of 2020.

“Agriculture has long been at the core of Pinduoduo’s corporate mission and strategy and the '10 Billion Agriculture Initiative' we announced today is a way for us to deepen our support for agricultural modernization and rural vitalization,” said Lei Chen, Chairman and CEO of Pinduoduo, who will oversee the initiative. “Investing in agriculture pays off for everyone because agriculture is the nexus of food security and quality, public health and environmental sustainability.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

3 “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

4 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

“We continued to deliver strong execution in the quarter. Our total revenues, excluding contribution from merchandise sales, for the second quarter 2021 increased 73% from the prior year,” said Tony Ma, Vice President of Finance of Pinduoduo. “Agriculture remains our strategic priority, and we are committed to patient and continued investment in agriculture.”

Second Quarter 2021 Unaudited Financial Results

Total revenues were RMB23,046.2 million (US$3,569.4 million), an increase of 89% from RMB12,193.3 million in the same quarter of 2020. The increase was primarily due to an increase in revenues from online marketing services.

•	Revenues from online marketing services and others were RMB18,080.4 million (US$2,800.3 million), an increase of 64% from RMB11,054.7 million in the same quarter of 2020.

•	Revenues from transaction services were RMB3,007.6 million (US$465.8 million), an increase of 164% from RMB1,138.6 million in the same quarter of 2020.

•	Revenues from merchandise sales were RMB1,958.2 million (US$303.3 million), an increase of RMB1,958.2 million from nil in the same quarter of 2020.

Total costs of revenues were RMB7,897.9 million (US$1,223.2 million), an increase of 197% from RMB2,662.1 million in the same quarter of 2020. The increase was mainly due to costs attributable to merchandise sales, higher cost of payment processing fees, cloud services fees, and delivery and storage fees.

Total operating expenses were RMB13,150.9 million (US$2,036.8 million), compared with RMB11,170.8 million in the same quarter of 2020.

•	Sales and marketing expenses were RMB10,387.9 million (US$1,608.9 million), an increase of 14% from RMB9,113.6 million in the same quarter of 2020, mainly due to an increase in promotion and coupon expenses.

•	General and administrative expenses were RMB434.2 million (US$67.2 million), an increase of 10% from RMB394.8 million in the same quarter of 2020.

•	Research and development expenses were RMB2,328.8 million (US$360.7 million), an increase of 40% from RMB1,662.4 million in the same quarter of 2020. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating profit in the quarter was RMB1,997.5 million (US$309.4 million), compared with operating loss of RMB1,639.6 million in the same quarter of 2020. Non-GAAP operating profit in the quarter was RMB3,185.2 million (US$493.3 million), compared with non-GAAP operating loss of RMB725.1 million in the same quarter of 2020.

Net income attributable to ordinary shareholders in the quarter was RMB2,414.6 million (US$374.0 million), compared with net loss of RMB899.3 million in the same quarter of 2020. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB4,125.3 million (US$638.9 million), compared with non-GAAP net loss of RMB77.2 million in the same quarter of 2020.

Basic earnings per ADS was RMB1.93 (US$0.30) and diluted earnings per ADS was RMB1.69 (US$0.27), compared with basic and diluted net loss per ADS of RMB0.75 in the same quarter of 2020. Non-GAAP diluted earnings per ADS was RMB2.85 (US$0.44), compared with non-GAAP diluted net loss per ADS of RMB0.06 in the same quarter of 2020.

Net cash flow provided by operating activities was RMB7,371.2 million (US$1,141.7 million), compared with RMB5,495.3 million in the same quarter of 2020, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and short-term investments were RMB92.2 billion (US$14.3 billion) as of June 30, 2021, compared with RMB87.0 billion as of December 31, 2020.

Recent Development

As of July 31, 2021, US$773.7 million of the 0% convertible bonds due in 2024 have been converted into newly issued ADSs.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Tuesday, Aug 24, 2021 (7:30 PM Beijing/Hong Kong Time on Tuesday, Aug 24, 2021).

The conference call will be webcast live at https://investor.pinduoduo.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is a mobile-only marketplace that connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	22,421,189	19,154,777	2,966,697
Restricted cash	52,422,447	48,214,068	7,467,408
Receivables from online payment platforms	729,548	686,326	106,298
Short-term investments	64,551,094	73,026,502	11,310,365
Amounts due from related parties	4,240,069	3,644,868	564,518
Prepayments and other current assets	5,159,531	2,847,398	441,006
Total current assets	149,523,878	147,573,939	22,856,292

Non-current assets
Property, equipment and software, net	202,853	247,114	38,273
Intangible assets	1,276,751	1,004,580	155,590
Right-of-use assets	629,827	689,970	106,863
Other non-current assets	7,275,305	7,224,153	1,118,879
Total non-current assets	9,384,736	9,165,817	1,419,605

Total Assets	158,908,614	156,739,756	24,275,897

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	3,385,863	6,355,925	984,407
Customer advances and deferred revenues	2,423,190	973,989	150,852
Payable to merchants	53,833,981	50,754,254	7,860,833
Accrued expenses and other liabilities	11,193,372	9,050,493	1,401,742
Merchant deposits	10,926,319	12,636,683	1,957,173
Short-term borrowings	1,866,316	-	-
Lease liabilities	253,036	302,639	46,873
Total current liabilities	83,882,077	80,073,983	12,401,880

Non-current liabilities
Convertible bonds	14,432,792	11,342,314	1,756,701
Lease liabilities	414,939	423,595	65,607
Other non-current liabilities	2,918	1,957	303
Total non-current liabilities	14,850,649	11,767,866	1,822,611

Total Liabilities	98,732,726	91,841,849	14,224,491

Shareholders’ equity
Ordinary shares	159	161	25
Additional paid-in capital	86,698,660	92,529,899	14,331,056
Accumulated other comprehensive loss	(1,047,728)	(1,666,114)	(258,048)
Accumulated deficits	(25,475,203)	(25,966,039)	(4,021,627)
Total Shareholders’ Equity	60,175,888	64,897,907	10,051,406

Total Liabilities and Shareholders’ Equity	158,908,614	156,739,756	24,275,897

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	12,193,315	23,046,220	3,569,405	18,734,374	45,213,319	7,002,651
Costs of revenues	(2,662,115)	(7,897,886)	(1,223,227)	(4,492,362)	(18,643,936)	(2,887,578)
Gross profit	9,531,200	15,148,334	2,346,178	14,242,012	26,569,383	4,115,073

Sales and marketing expenses	(9,113,584)	(10,387,873)	(1,608,877)	(16,410,205)	(23,385,280)	(3,621,919)
General and administrative expenses	(394,842)	(434,151)	(67,241)	(733,116)	(786,006)	(121,737)
Research and development expenses	(1,662,356)	(2,328,831)	(360,690)	(3,135,506)	(4,547,574)	(704,330)
Total operating expenses	(11,170,782)	(13,150,855)	(2,036,808)	(20,278,827)	(28,718,860)	(4,447,986)

Operating (loss)/ profit	(1,639,582)	1,997,479	309,370	(6,036,815)	(2,149,477)	(332,913)

Interest and investment income, net	838,276	544,629	84,352	1,298,558	1,515,106	234,660
Interest expenses	(162,918)	(293,999)	(45,535)	(313,552)	(629,455)	(97,490)
Foreign exchange (loss)/ gain	(2,397)	44,452	6,885	(21,670)	34,078	5,278
Other income, net	67,008	123,391	19,111	54,617	593,775	91,964

(Loss)/ profit before income tax and share of results of equity investees	(899,613)	2,415,952	374,183	(5,018,862)	(635,973)	(98,501)
Share of results of equity investees	264	(1,372)	(212)	184	145,137	22,479
Income tax expenses	-	-	-	-	-	-
Net (loss)/ income	(899,349)	2,414,580	373,971	(5,018,678)	(490,836)	(76,022)

PINDUODUO INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)
(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss)/ income	(899,349)	2,414,580	373,971	(5,018,678)	(490,836)	(76,022)
Net (loss)/ income attributable to ordinary shareholders	(899,349)	2,414,580	373,971	(5,018,678)	(490,836)	(76,022)

(Loss)/ earnings per ordinary share:
-Basic	(0.19)	0.48	0.07	(1.06)	(0.10)	(0.02)
-Diluted	(0.19)	0.42	0.07	(1.06)	(0.10)	(0.02)

(Loss)/ earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(0.75)	1.93	0.30	(4.26)	(0.39)	(0.06)
-Diluted	(0.75)	1.69	0.27	(4.26)	(0.39)	(0.06)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,781,243	5,013,747	5,013,747	4,715,677	4,998,722	4,998,722
-Diluted	4,781,243	5,719,402	5,719,402	4,715,677	4,998,722	4,998,722

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	11,054,698	18,080,419	2,800,300	16,546,968	32,191,905	4,985,891
- Transaction services	1,138,617	3,007,638	465,824	2,187,406	5,939,113	919,851
- Merchandise sales	-	1,958,163	303,281	-	7,082,301	1,096,909
Total	12,193,315	23,046,220	3,569,405	18,734,374	45,213,319	7,002,651

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PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	9,497	7,442	1,153	17,944	11,806	1,829
Sales and marketing expenses	249,542	383,540	59,403	481,341	683,023	105,787
General and administrative expenses	258,316	220,365	34,130	478,504	411,535	63,739
Research and development expenses	397,156	576,416	89,275	746,095	1,054,208	163,275
Total	914,511	1,187,763	183,961	1,723,884	2,160,572	334,630

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PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	5,495,336	7,371,215	1,141,655	4,928,266	3,646,668	564,797
Net cash used in investing activities	(9,695,818)	(3,484,056)	(539,612)	(11,280,010)	(9,105,103)	(1,410,201)
Net cash provided by/ (used in) financing activities	8,418,741	(636,619)	(98,599)	9,624,213	(1,875,493)	(290,477)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(39,494)	(192,413)	(29,801)	59,564	(140,863)	(21,818)

Increase/ (decrease) in cash, cash equivalents and restricted cash	4,178,765	3,058,127	473,643	3,332,033	(7,474,791)	(1,157,699)
Cash, cash equivalents and restricted cash at beginning of period	32,499,125	64,310,718	9,960,462	33,345,857	74,843,636	11,591,804
Cash, cash equivalents and restricted cash at end of period	36,677,890	67,368,845	10,434,105	36,677,890	67,368,845	10,434,105

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PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (loss)/ profit	(1,639,582)	1,997,479	309,370	(6,036,815)	(2,149,477)	(332,912)
Add: Share-based compensation	914,511	1,187,763	183,961	1,723,884	2,160,572	334,630
Non-GAAP operating (loss)/ profit	(725,071)	3,185,242	493,331	(4,312,931)	11,095	1,718

Net (loss)/ income attributable to ordinary shareholders	(899,349)	2,414,580	373,971	(5,018,678)	(490,836)	(76,021)
Add: Share-based compensation	914,511	1,187,763	183,961	1,723,884	2,160,572	334,630
Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	146,445	298,863	46,288	286,757	617,474	95,635
Less/add: (Gain)/ loss from fair value change of long-term investments	(238,848)	224,100	34,709	(238,848)	(52,236)	(8,090)
Non-GAAP net (loss)/ income attributable to ordinary shareholders	(77,241)	4,125,306	638,929	(3,246,885)	2,234,974	346,154

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	4,781,243	5,784,208	5,784,208	4,715,677	5,795,517	5,795,517

Diluted (loss)/ earnings per ordinary share	(0.19)	0.42	0.07	(1.06)	(0.10)	(0.02)
Add: Non-GAAP adjustments to (loss)/ earnings per ordinary share	0.17	0.29	0.04	0.37	0.49	0.08
Non-GAAP diluted (loss)/ earnings per ordinary share	(0.02)	0.71	0.11	(0.69)	0.39	0.06
Non-GAAP diluted (loss)/ earnings per ADS	(0.06)	2.85	0.44	(2.75)	1.54	0.24

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